Sparx Holdings Group, Inc.
Statements of Operations

	Year Ended June 30, 2023	Year Ended June 30, 2022
Operating expenses		
Research & Development	$ 842	$ -
General & Administrative	46,843	5,743
Total operating expenses	47,685	5,743
Net loss	$ (47,685)	$ (5,743)
Basic and Diluted net loss per common share	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding - Basic and Diluted	257,152,507	178,750,031

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.
Statement of Changes in Stockholders' Deficit
For the Years Ended June 30, 2023 and June 30, 2022

	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, June 30, 2021	-	$ -	$ 960	$ (4,710)	$ (3,750)
Common shares issued in reorganization	178,750,031	17,875	(17,875)	-	-
Expenses paid on behalf of the Company and contributed to capital	-	-	9,493	-	9,493
Net loss	-	-	-	(5,743)	(5,743)
Balances, June 30, 2022	178,750,031	$ 17,875	$ (7,422)	$ (10,453)	$ -
Common shares sold	5,000,000	500	99,500	-	100,000
Common shares issued as compensation	100,075,000	10,008	5,993	-	16,000
Expenses paid on behalf of the Company and contributed to capital	-	-	27,303	-	27,303
Contributions to capital	-	-	4,001	-	4,001
Net loss	-	-	-	(47,685)	(47,685)
Balances, June 30, 2023	283,825,031	$ 28,383	$ 129,375	$ (58,138)	$ 99,619

The accompanying notes are an integral part of these financial statements.